 Exhibit 99.1

NICE and ServiceNow Announce Strategic Partnership to Deliver AI-Powered
Customer Service Fulfillment Across the Enterprise

Fully automated solution connects real-time customer engagement with enterprise workflow automation to eliminate service gaps and drive faster, smarter resolutions

Hoboken, N.J., May 7, 2025 – NICE (Nasdaq: NICE) today announced at ServiceNow’s annual customer and partner event, Knowledge 2025, a strategic partnership with ServiceNow (NYSE: NOW), the AI platform for business transformation, to deliver end-to-end, fully automated customer service fulfillment. The partnership leverages NICE’s industry-leading AI-powered customer service automation platform with the ServiceNow AI Platform and Customer Service Management (CSM) solution to provide organizations with a turnkey, AI-powered framework that connects front, middle, and back-office operations, optimizing every customer service interaction for enhanced efficiency and improved experiences.

By combining industry-leading AI capabilities from both companies, NICE and ServiceNow are bringing together real-time customer service automation and enterprise workflow management to eliminate operational silos that traditionally plague customer service delivery. Organizations can now seamlessly connect front-office customer interactions with middle and back-office fulfillment processes through a single, integrated platform. This convergence enables businesses to deliver faster resolutions, reduce service gaps, optimize agent productivity, and ultimately transform fragmented customer journeys into cohesive, satisfying experiences.

“Many businesses face the challenge of fragmented systems and siloed workflows that hinder efficiency and the experience they provide to their customers. By bringing together NICE’s AI-driven customer service automation and ServiceNow’s robust AI platform, we’re enabling businesses to streamline their operations and deliver fully automated customer service fulfillment. This unified approach will improve both customer and employee experiences, delivering greater value for all,” said Barry Cooper, President, CX Division, NICE.

“Organizations are under increasing pressure to meet rising customer expectations while reducing operational costs. By integrating NICE’s CCaaS and WEM capabilities with the ServiceNow AI Platform, we’re unifying real-time customer engagement with enterprise workflow automation,” said Michael Ramsey, GVP, Product Management, CRM and Industry Workflows at ServiceNow.

The partnership leverages both companies’ AI and automation capabilities in a unified CX framework to drive productivity, improve quality assurance and maximize outcomes:

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Unifying AI-powered customer engagement: Seamlessly connect ServiceNow’s rich customer data with NICE’s engagement intelligence to match every customer with the optimal agent in real time. AI evaluates sentiment, intent, history, and SLAs to dynamically route ServiceNow chats and cases across front and back-office teams. This unified, intelligent routing system increases customer satisfaction, drives revenue growth, and ensures efficient service resolutions that benefit both customers and agents.

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Enhance workforce productivity with AI-powered support: Empower agents with real-time AI insights to improve decision-making and performance. Role-specific copilots deliver instant access to customer sentiment, behavioral patterns, and service history, ensuring employee success in every interaction. AI-driven recommendations proactively guide agents and back-office teams, automate next-best actions, and streamline workflows for faster, more optimal resolutions across the entire customer journey.

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Elevate quality through continuous proactive optimization: Drive continuous quality improvements across customer service, product experiences, and operations with AI-powered insights as they happen. AI analyzes interactions in real time to detect trends and compliance gaps, automatically triggering actionable workflows in ServiceNow. This intelligence ensures every customer interaction fuels operational excellence – enhancing service accuracy, optimizing processes and continuously improving business performance.

“Workflows and automations, even when powered by AI, can stall if they only exist in a silo. Together, NICE and ServiceNow are breaking down barriers that so often get in an organization’s way when working to deliver a fully integrated service experience,” said Liz Miller, VP & Principal Analyst with Constellation Research. “This partnership streamlines every service request from start to finish, turbocharging service delivery, improving operational efficiency and elevating customer satisfaction to new heights. It also unlocks the opportunity to best orchestrate the hand-off of experiences across sales, marketing and service, intentionally connecting these critical workflows into a true enterprise-wide team sport we call customer experience.”

“We’re excited to help our clients realize the potential of the NICE and ServiceNow partnership to transform the way they deliver customer experience. With AI-powered automation driving end-to-end workflows from front to back-office tools and platforms, in what we call Experience Fulfillment, we see a future where every service interaction is faster, smarter, and more connected,” said Dave Seybold, CEO of TTEC Digital.

Availability
•	Please contact your AE for currently available integration options. Target availability of the new offering is Q4 2025.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

About ServiceNow
ServiceNow (NYSE: NOW) is putting AI to work for people. We move with the pace of innovation to help customers transform organizations across every industry while upholding a trustworthy, human centered approach to deploying our products and services at scale. Our AI platform for business transformation connects people, processes, data, and devices to increase productivity and maximize business outcomes. For more information, visit: www.servicenow.com.

© 2025 ServiceNow, Inc. All rights reserved. ServiceNow, the ServiceNow logo, Now, and other ServiceNow marks are trademarks and/or registered trademarks of ServiceNow, Inc. in the United States and/or other countries. Other company names, product names, and logos may be trademarks of the respective companies with which they are associated.

NICE Contacts:

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

ServiceNow Contact

Madison DaValle
847-910-344
press@servicenow.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.